

April 5, 2010

By U.S. mail and facsimile to (215) 698-5206

Mr. Timothy J. Donahue, Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **RE: Crown Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 28

Critical Accounting Policies, page 39

1. In your asbestos liabilities policy discussion on page 40, you disclose that the charge of $55 million in 2009 was higher than the charges of $25 million in 2008 and $29 million in 2007 because the increase in the projected average cost per claim in 2009 was higher than in 2008 and 2007. We note the same explanation was provided in the December 31, 2008 Form 10-K, when explaining the increase

in the charge in 2008 and 2007 from that in 2006. Based on the number of claims settled or dismissed the last three years, as well as the aggregate settlement amounts for each of those years, which are both quantified on page 63, it appears that the average cost per claim settled increased 70% during 2009, and increased 33% during 2008. Please tell us the reason(s) for these increases. If such increases constitute a trend that could materially impact your future results of operations, please disclose this in MD&A in future filings. Refer to Item 303(a)(3)(ii).

K. Provision for Asbestos, page 63

2. You disclose that you have not included in your accrual of $230 million at December 31, 2009 any amounts for settlements by persons alleging first exposure to asbestos after 1964. Please tell us and disclose in future filings, of the 50,000 claims outstanding at the end of 2009, the number of claims alleging exposure to asbestos both before and after 1964. Of those claims alleging post-1964 exposure, tell us supplementally, as well as disclose in future filings:

- The number of claims filed in Texas,
- The number of claims filed in Pennsylvania,
- The number of claims filed in the group of other states mentioned in the footnote that enacted legislation limiting asbestos-related liabilities for companies who are successors by corporate merger to companies that had been involved with asbestos, and
- The number of claims filed that are not in any of the above states.

We may have further comment.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief